TIOMIN RESOURCES INC.

PRESS RELEASE

Tiomin Agrees to Extend Deadline for ATW 1st Payment to February 2, 2007

Toronto, Canada. February 1, 2007. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) announces that it is continuing to negotiate and finalize the formal agreement with ATW Venture Corp. ("ATW") providing for the transaction announced on January 26, 2007. Tiomin and ATW have agreed to extend the deadline for execution of a formal agreement and for ATW to make the initial US$2.5 million payment to Tiomin from January 31 to February 2, 2007.

On January 26, 2007, Tiomin entered into a letter of intent with ATW providing for the grant to ATW of an option to acquire up to a 50% interest in Tiomin's Kenyan mineral sands projects (the "Kenya Projects"), including the Kwale project, for US$35 million. In addition, the letter of intent provides for ATW to have an option to acquire a 50% interest in Tiomin's Tanzanian exploration projects for US$3 million. The letter of intent provides that ATW has the option to acquire a 10% interest in the Kenya Projects by paying US$2.5 million on or before January 31, 2007 (now February 2, 2007), and an additional US$4.5 million (for a total of US$7 million) on or before February 28, 2007. ATW would have the further option to increase its interest in the Kenya Projects to 50% by paying an additional US$28.0 million on or before April 3, 2007.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, Chairman, ext. 227, or Laurie Gaborit, Investor Relations, ext. 222 (lgaborit@tiomin.com). Visit the Company's website at www.tiomin.com.